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                            September 29, 2023

       Dekui Liu
       Chief Executive Officer
       INNO HOLDINGS INC.
       2465 Farm Market 359 South
       Brookshire, TX 77423

                                                        Re: INNO HOLDINGS INC.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 14,
2023
                                                            File No. 333-273429

       Dear Dekui Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed September 14, 2023

       Prospectus Summary, page 4

   1. Your net loss for the nine months ended June 30, 2022 disclosed on page 4 does not appear consistent with
the amount disclosed in the statement of operations on page F-4.
                                                        Please advise or
revise.
       Capitalization, page 39

   2. Please address the following items related to your capitalization disclosures:
                                                            Your pro forma
column appears to represent adjustments made to arrive at the pro forma as adjusted
amounts. If true, revise the column headers as well as your
                                                            description of
these columns in the introductory paragraph;
                                                            Tell us and
disclose why deferred offering costs are included in your capitalization;
 Dekui Liu
INNO HOLDINGS INC.
September 29, 2023
Page 2
           and
             Disclose in the footnote the impact on your capitalization if your underwriters exercise their over-allotment option in full.
Dilution, page 40

3. Please revise to calculate net tangible book value excluding any intangible assets such as deferred offering costs.
Results of Operation
Bad debt expense, page 44

4. Please provide additional information regarding the significant increase in bad debt expense during the nine month period ended June 30, 2023, including the contractual and customary payment terms of your accounts receivables. Consider providing an aging of your accounts receivable as of the latest balance sheet date in tabular form and showing the allowance for credit losses related to each age group of receivables.
Note 4 - Accounts Receivable, Net, page F-15

5. The June 30, 2023 accounts receivable, net amount disclosed on page F-15 does not appear consistent with the amount presented in the balance sheet on page F-2. Please advise or revise.
Note 15 - Subsequent Events, page F-20

6. You disclose that you effected a reverse stock split at a split ratio of 1-for-2 on July 24,
       2023. Please tell us how your financial statements retroactively give effect to the reverse stock split for all periods presented. Refer to ASC 505-10-S99 and SAB Topic 4C.
        You may contact SiSi Cheng, Staff Accountant, at 202-551-5004 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                              Sincerely,
FirstName LastNameDekui Liu
                                                              Division of
Corporation Finance
Comapany NameINNO HOLDINGS INC.
                                                              Office of
Manufacturing
September 29, 2023 Page 2
cc:       Michael J. Blankenship
FirstName LastName